SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 12)

                    Under the Securities Exchange Act of 1934

                         The Hallwood Group Incorporated
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                                (Name of Issuer)


                     Common Stock, $0.10 par value per share
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                         (Title of Class of Securities)


                                    406364307
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                                 (CUSIP Number)

                              W. Alan Kailer, Esq.
                 Jenkens & Gilchrist, a Professional Corporation
                          1445 Ross Avenue, Suite 3200
                            Dallas, Texas 75202-2799
                                 (214) 855-4500
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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                November 12, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 406364307

         1. Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Persons:
                  Alpha Trust
                  --------------------------------------------------------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

         3.       SEC Use Only
                              --------------------------------------------------

         4.       Source of Funds (See instructions)   OO
                                                    ----------------------------

         5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization
                      Island of Jersey, Channel Islands
                  --------------------------------------------------------------


                                          7. Sole Voting Power        0
         Number  of Units                                     ------------------
         Beneficially Owned by
         Each Reporting Person            8. Shared Voting Power      0
         With:                                                  ----------------

                                          9. Sole Dispositive Power   0
                                                                   -------------

                                         10. Shared Dispositive Power 0
                                                                     -----------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                                            0
                  --------------------------------------------------------------

         12.      Check if the Aggregate Amount in Row 11 Excludes Certain Units
                  (See Instructions)        [ ]

         13.      Percent of Class Represented by Amount in Row 11.
                                            0%
                  --------------------------------------------------------------

         14.      Type of Reporting Person (See Instructions):
                                           OO
                  --------------------------------------------------------------


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


CUSIP No. 406364307

         1. Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Persons:
                   Anthony J. Gumbiner
                  --------------------------------------------------------------

         2.       Check  the  Appropriate  Box  if  a  Member  of a  Group  (See
                  Instructions) (a) [ ]   (b) [ ]

         3.       SEC Use Only
                              --------------------------------------------------

         4.       Source of Funds (See instructions)    OO
                                                    ----------------------------

         5.       Check  box if  Disclosure  of Legal  Proceedings  is  Required
                  Pursuant to Items 2(d) or 2(e)   [ ]

         6.       Citizenship or Place of Organization        United Kingdom
                                                      --------------------------

                                          7. Sole Voting Power    1,001,575
         Number  of Units                                     ------------------
         Beneficially Owned by
         Each Reporting Person            8. Shared Voting Power      0
         With:                                                  ----------------

                                          9. Sole Dispositive Power   0
                                                                   -------------

                                         10. Shared Dispositive Power 0
                                                                     -----------

         11.      Aggregate Amount  Beneficially  Owned by Each Reporting Person
                                            1,001,575
                  --------------------------------------------------------------

         12.      Check if the Aggregate Amount in Row 11 Excludes Certain Units
                  (See Instructions)        [ ]

         13.      Percent of Class Represented by Amount in Row 11.
                        67.84%
                  --------------------------------------------------------------

         14.      Type of Reporting Person (See Instructions):
                            OO
                  --------------------------------------------------------------



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


                                  Schedule 13D

         This Amendment No. 12 to Schedule 13D amends the Schedule 13D (the "Schedule 13D"), filed by Alpha Trust, a trust formed under the laws of the Island of Jersey, Channel Islands (the "Trust"), and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, all capitalized terms used, but not defined herein, have the meanings ascribed to such terms in the Schedule 13D. "No material changes" means no material changes to the response contained in the Trust's Schedule 13D previously filed.

Item 1.  Security and Issuer.

                  No material changes.

Item 2.  Identity and Background.

                  No material changes.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Hallwood Investments Limited ("HIL"), a corporation organized under the laws of the British Virgin Islands and wholly-owned by the Trust, transferred as a distribution 851,575 shares (the "Shares") of common stock of The Hallwood Group Incorporated (the "Company") to the Trust. The Trust, in turn, transferred as a distribution, pursuant to the terms of the Trust, the Shares, to Anthony J. Gumbiner, the trustee and a discretionary beneficiary of the Trust.

Item 4.  Purpose of Transaction.

                  The Trust acquired the Shares for investment. Mr. Gumbiner acquired the Shares from the Trust as a dividend, and intends to hold the Shares for investment and intends to review its investment in the Company on a continuing basis and, depending on market conditions and other factors, may acquire additional securities, dispose of all or any portion of the securities he now owns or may hereafter acquire, seek to engage in extraordinary corporate transactions, such as a merger or other reorganization involving the Company or a purchase, sale or transfer of a material amount of the assets of the Company or any of its subsidiaries (which extraordinary transaction could involve one or more of the matters described in clauses
                  (a) through (j) of Schedule 13D) and take any other action that he may deem to be appropriate in the circumstances. Whether Mr. Gumbiner takes any of the foregoing actions will depend upon his evaluation of pertinent factors, including without limitation, the availability of shares of common stock for purchase or acquisition at particular price levels or upon particular terms; the capital needs of the Company; the business and prospects of each of the Company and Mr. Gumbiner; economic, stock market, and money market conditions; other business and investment opportunities available to Mr. Gumbiner; regulatory requirements; other circumstances that may make it advantageous to Mr. Gumbiner to either increase or decrease his ownership of the Company's securities and other requirements of the Trust.

Item 5.  Interest in Securities of the Issuer.

                  (a) As of the date hereof, Mr. Gumbiner owns 851,575 shares of common stock representing 64.20% of the Company's common stock outstanding, based on 1,326,343 shares of common stock outstanding, as reported in the Company's Quarterly Report on

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

                  Form 10-Q for the fiscal quarter ended Sepetmber 30, 2003. Mr. Gumbiner holds currently exercisable options (the "Options") to purchase 150,000 shares of the Company's common stock, representing approximately 10% of the Company's common stock, which, in addition to the Shares beneficially owned through the Trust, give Mr. Gumbiner beneficial ownership of approximately 67.84% of the Company's common stock.

                  (b) Mr. Gumbiner has sole voting and dispositive power with respect to the Shares and the Options.

                  (c) Not applicable.

                  (d) Not applicable.

                  (e) HIL and the Trust ceased to be the beneficial owner of more than 5% of the Company's common stock on the date the Trust transferred the Shares to Mr. Gumbiner.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None.

Item 7.  Materials Filed as Exhibits.

                  None.





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


                                    SIGNATURE


         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: November 14, 2003                     THE ALPHA TRUST

                                            By:  Hallwood Company Limited,
                                                 Trustee


                                                  /s/ Anthony J. Gumbiner
                                                 -------------------------------
                                                 By: Anthony J. Gumbiner
                                                 Title:   Director



                                                  /s/ Anthony J. Gumbiner
                                                 -------------------------------
                                                     Anthony J. Gumbiner


















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